

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Nils A. Ollquist
Chief Executive Officer and Director
BROOKMOUNT EXPLORATIONS INC
1 East Liberty, Suite 500
Reno, NV 89501

>   **Re: BROOKMOUNT EXPLORATIONS INC**
>   **Offering Statement on Form 1-A**
>   **Filed May 24, 2021**
>   **File No. 024-11533**

Dear Mr. Ollquist:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Description of Business, page 23

1.   Your filing appears to suggest that you are either preparing for mineral production or are currently in mineral production. Without a reserve, as defined by the SEC's Industry Guide 7(a) (1), you must be in the exploration state, as defined by Guide 7(a) (4) (i). As such, the SEC's Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until you have reserves as defined in Guide 7. Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. If true, clearly state that you are currently engaged in mineral exploration activities and that you are in the exploration state. Industry Guide 7 is available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Description of Property
Talawaan Facility, page 26

2.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all of your material properties listed under this heading, including the following:

• The location and means of access to your property, including the modes of transportation utilized to and from the property.

• Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

• A description of any work completed on the property and its present condition.

• The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

• A description of equipment, infrastructure, and other facilities.

• The current state of exploration of the property.

• The total costs incurred to date and all planned future costs.

• The source of power and water that can be utilized at the property.

• If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing. For any properties identified that are not material, please include a statement to that effect.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

3.   Please disclose your annual production to comply with Instruction 3 to Item 102 of Regulation S-K. Your disclosure should include the ore processed, ore content, metallurgical recovery, and gold produced/sales.

Exhibits

4.   We note that the legal opinion is limited to Florida law. Please have counsel revise the legal opinion to opine as to the laws of Nevada, your state of incorporation. The opinion

       should also opine as to the currently issued shares that are being registered for resale.

<u>General</u>

5.   Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to conduct a Regulation A offering. In this regard, while your principal executive office is located in Reno, Nevada, we note your disclosures that you are an operator of producing gold properties in the Republic of Indonesia; and that your management team is predominantly based in Asia. To clarify whether your principal place of business is in the United States or Canada, please tell us whether your officers primarily direct, control, and coordinate your activities from the Unites States or Canada. For guidance, see Rule 251(b)(1) of Regulation A and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Energy & Transportation

cc: Brett Verona